Ballard Power Systems Inc.

News Release

Ballard Signs MOU With WEG Industries To Provide Fuel Cells For Clean Energy in Brazil

For Immediate Release – February 7, 2012

VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP) (TSX: BLD) today announced that it has signed a non-binding Memorandum of Understanding (MOU) with WEG Industries (Brazil), a multinational corporation headquartered in Jaragua do Sul, Brazil, to collaborate on product and market development of clean energy fuel cell products.

“WEG is committed to expanding into new clean energy-related businesses,” said Mr. Umberto Gabbato, Managing Director of WEG Automation. “We see the work with Ballard as consistent with our desire to ensure the smallest impact on the environment and, furthermore, we see potential for fuel cells ranging from public transit to mining and other critical power applications.”

WEG Industries operates in the worldwide electric engineering, power and automation technology areas. The company’s 24,000 employees produce electric motors, generators, transformers, drives and coatings in 9 countries. WEG is present with plants, branches or representatives in 100 countries.

John Sheridan, Ballard’s President and CEO said, “This agreement with WEG Industries will be an important enabler for increased fuel cell product traction in the fast-growing Brazil market. There are a number of important commercial applications that we will focus on and evaluate with WEG.”

Under this agreement, the companies will work to identify and evaluate market opportunities for hydrogen fuel cell products and services in applications related to WEG’s businesses and technologies in such vertical markets as bus, rail and mining.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products are based on proprietary esencia™ technology, ensuring incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning potential market opportunities. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com